FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2008

Commission File Number	000-30224

CRYPTOLOGIC LIMITED
Alexandra House The Sweepstakes Ballsbridge Dublin 4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 15, 2008	CRYPTOLOGIC LIMITED /s/ Stephen Taylor ____________________________ Stephen Taylor Chief Financial Officer

2

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY, CXY; NASDAQ: CRYP; LSE: CRP

ALL FINANCIAL FIGURES ARE IN US$

CryptoLogic, WagerLogic fight fraud with Ethoca

E-gaming leader joins global fraud-fighting community to reduce fraud,

protect players and boost profits

September 15, 2008 (Dublin, IRELAND) - CryptoLogic Limited, a leading software developer to the global Internet gaming market, announced today that it has joined a global fraud-fighting community operated by Ethoca Limited. Ethoca will work directly with WagerLogic, the CryptoLogic subsidiary that licenses the company’s acclaimed Internet gaming software and services to many of the world’s top Internet casino and poker sites.

The agreement provides WagerLogic with the ability to accept more valid player deposits – meaning reduced fraud for its licensees, enhanced protection for its players and increased revenue for the company.

“Our business is built upon the twin pillars of integrity and innovation, and that’s why we look for innovative approaches to protect the integrity of our business,” said Antony Demetriades, Managing Director of WagerLogic Ltd. “Fighting fraud is both a challenge and an opportunity – for our multi-billion-dollar industry, our customers, our players and our bottom line.”

Ethoca is driving collaboration for fraud management in e-commerce and other customer-not-present environments, including phone, fax or mail-order. By securely connecting its members to a collective pool of member-provided payment experience information, Ethoca enables its members to make more informed decisions about their customer transactions in a way that is efficient, effective and ethical, and in a way that is not a competitive threat.

Headquartered in Dublin, CryptoLogic pioneered today’s multi-billion-dollar global Internet gaming market more than a decade ago. The company has earned widespread acclaim for its Internet casino software, earning Gambling Online Magazine’s Top Casino Software Award in each of the last three years. Based on the votes of players from around the world, this is widely considered the industry’s top honour.

“CryptoLogic and WagerLogic are the pioneers of the global Internet gaming space,” said Andre Edelbrock, CEO of Ethoca. “In the same way that CryptoLogic continually advances the future of online gaming, we look forward to their participation in helping to build the Global Fraud-Fighting Community powered by Ethoca. We applaud CryptoLogic for leading the way and encouraging other companies to join the collaborative fight against fraud.”

TEL 353 (0)1 631 9000   FAX 353 (0) 1 631 9001

ALEXANDRA HOUSE, THE SWEEPSTAKES, BALLSBRIDGE, DUBLIN 4, IRELAND

WagerLogic, based in Cyprus, licenses CryptoLogic-developed software and services to an exclusive group of the world’s most trusted gaming and entertainment brands, including InterCasino, William Hill, Maharajah Club and 888.com. WagerLogic has processed more than US$54 billion in secure electronic transactions for over 2.5 million players worldwide. The company has earned widespread acclaim for its customer service, including winning the title of Best Contact Centre in Europe, the Middle East and Africa from ContactCentreWorld.com.

About CryptoLogic( (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a world-leading, blue-chip public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic( Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to blue-chip customers who offer their games around the world to non-U.S. based players. For information on WagerLogic, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

About Ethoca

Working in partnership with forward-thinking businesses, individuals and law enforcement, Ethoca is making e-commerce safer and more profitable by building and powering the Global Fraud-Fighting Community.

To be more successful in combating fraud, companies must collaborate across and within industries by securely sharing transaction experiences in a way that is not a competitive threat. Ethoca enables businesses that operate in customer-not-present environments (Internet, phone, fax or mail) to make more informed decisions about their customer transactions, by sharing transaction experience data in a way that is secure, automated, effective and ethical. Community members see reduced fraud, lower fraud-related costs, increased revenue from fewer wrongly rejected orders and improved customer satisfaction rates.

EthocaTM is a registered trademark of Ethoca Limited. For more information about Ethoca visit www.ethoca.com.

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For more information, please contact:

CryptoLogic, 35316641682	Argyle Communications, (416) 968-7311 (North American and gaming industry media)
Stephen Taylor, Chief Financial Officer	Karen Passmore, ext 228 kpassmore@argylecommunications.com
Daniel Tisch, ext 228 dtisch@argylecommunications.com
Corfin Communications (UK media only)
Neil Thapar, +44 207 977 0020
William Cullum, +44 207 977 0020
Harry Chathli, +44 207 977 0020

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.